UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42027

mF International Limited

2308, 23/F, The Center

99 Queen’s Road Central

Central, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Departure of Certain Former Executives as Directors

On January 12, 2026, Mr. Chi Weng Tam and Mr. Tai Wai Stephen Lam notified the mF International Limited (the “Company”) of their resignation as directors, effective immediately. Mr. Tam and Mr. Lam were former executive officers (having resigned on June 2, 2025) of the Company and as such were not members of the audit committee, compensation committee or nominating and corporate governance committee. Mr. Tam and Mr. Lam have advised that their resignations were due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company. Following the resignations of Mr. Tam and Mr. Lam, the board consists of two executive directors (the Company’s current chief executive and chief financial officers) and three independent directors.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

mF International Limited

Date: January 15, 2026	By:	/s/ Dawei Yuan
	Name:	Dawei Yuan
	Title:	Chief Executive Officer and Executive Director

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